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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number 000-31815

Hydrogenics Corporation

5985 McLaughlin Road
Missisauga, Ontario
Canada, L5R 1B8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT LIST

Exhibit	Description
99.1	Press Release dated March 2, 2005
99.2	Underwriting Agreement, dated January 28, 2004, among Hydrogenics Corporation, Citigroup Global Markets Inc., National Bank Financial Inc., TD Securities Inc. and Citigroup Golbal Markets Canada Inc.
99.3	Underwriting Agreement, dated February 4, 2004, among Stuart Energy Systems Corporation, National Bank Financial Inc., CIBC World Markets Inc. and RBC Dominion Securities Inc.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2005

HYDROGENICS CORPORATION

By:	/s/ PIERRE RIVARD Pierre Rivard President, Chief Executive Officer and Director

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EXHIBIT LIST
SIGNATURES